SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1
CENTURY PROPERTIES GROWTH FUND XXII

(Name of Subject Company)
CENTURY PROPERTIES GROWTH FUND XXII

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     Century Property Growth Fund XXII hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, SCM Special Fund, LLC, MPF Income Fund 23, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 20,000 units of limited partnership interest (“Units”) of Century Properties Growth Fund XXII, at a price of $131.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 3, 2007 and June 5, 2007, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was made pursuant to an Offer to Purchase of the Offerors, dated as of May 3, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the SEC. The amended offer to purchase Units, whereby the Offerors increased their offer price to $150.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 3, 2007 and July 15, 2007, was made pursuant to an Offer to Purchase of the Offerors, dated as of June 6, 2007, and a related Letter of Transmittal, a copy of which was filed with the SEC on June 6, 2007.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on a general partner of the General Partner, Fox Capital Management Corporation (the “Managing General Partner”), and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $132,000 and $212,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $781,000 and $929,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Managing General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $92,000 and $78,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $413,000 and $599,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the Managing General Partner of approximately $42,000, $30,000, $215,000 and $406,000, respectively.

     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management incentive allocation equal to 10% of the Partnership’s adjusted cash from operations as distributed. The incentive allocation is accounted for as a distribution to the general partner, in accordance with the terms of the Partnership Agreement. No such incentive was paid during the three months ended March 31, 2007 or 2006 or during the years ended December 31, 2006 and 2005.
     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. Advances under the credit line will be unsecured and will accrue interest at the prime rate plus 2% per annum (10.25% at March 31, 2007). There were no advances made during the three months ended March 31, 2007 and 2006 or during the year ended December 31, 2006. However, during the year ended December 31, 2005, an affiliate of the Managing General Partner agreed to advance funds in excess of the $150,000 line of credit to fund real estate taxes, capital expenditures and operating expenses at several of the investment properties and advanced funds of approximately $2,996,000. In addition, the Partnership’s Managing General Partner agreed to advance approximately $3,932,000 to cover closing costs and the deficiency between the existing mortgage payoff and the new mortgage loans as a result of the refinancings of Woodcreek Apartments and Hampton Greens Apartments and advanced approximately $409,000 to cover refinance fees at Copper Mill and Cooper’s Pointe Apartments. The Partnership repaid all 2005 advances during the fourth quarter of 2005 from sales proceeds from Four Winds Apartments. Interest expense amounted to approximately $303,000 for the year ended December 31, 2005.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $228,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $404,000 and $281,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005, respectively.
     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 54,682.50 Units in the Partnership representing 66.00% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters, which include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 66.00% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. With respect to 17,341.50 Units, such affiliates are required to vote such Units: (i) against any increase in compensation payable to the Managing General Partner or to affiliates; and (ii) on all other matters submitted by it or its affiliates, in proportion to the votes cast by third party unitholders. Except for the foregoing, no other limitations are imposed on such affiliates’ ability to influence voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to both the General Partner and AIMCO as the sole stockholder of the Managing General Partner.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 19, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 19, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated June 19, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 19, 2007

CENTURY PROPERTIES GROWTH FUND XXII
By:	Fox Partners, IV
(General Partner)

By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

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